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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-38917
CUSIP NUMBER 16954W101

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Index Holdings Limited
Full Name of Registrant

Selovo Investments Limited
Former Name if Applicable

Tower A, No. 20 Guogongzhuang Middle Street
Address of Principal Executive Office (Street and Number)

Fengtai District, Beijing 100070, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China Index Holdings Limited (the “Company”) is unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”) within the prescribed time period because the Company needs more time to prepare and review its consolidated financial statements, primarily due to a pending winding-up petition against Fang Holdings Limited (“Fang”).

Certain shareholders (the “Petitioners”) of Fang brought a winding-up petition against Fang in the Grand Court of the Cayman Islands on November 12, 2020. The Petitioners alleged, among other things, (i) the chairman and certain other directors of Fang’s board have conducted and continue to conduct Fang’s business in such a way as is unfairly prejudicial and oppressive to the rights and interests of the Petitioners and other shareholders, and (ii) the chairman and certain other directors of Fang’s board have engaged in significant mismanagement or misconduct in respect of Fang’s affairs. The convertible notes previously issued by Fang in 2015, which were originally due in 2022, have become due on demand as a result of the winding-up petition. The Company is liable to the payment obligations under the convertible notes pursuant to the guarantee the Company provided to the convertible note holders in connection with the Company’s separation from Fang. The Company has been advised by Fang that Fang is under negotiation with the convertible note holders for the repayment schedule of its outstanding convertible notes. The Company is in the process of assessing the impact on the Company’s financial statements, including the Company’s ability to continue as a going concern, the outcome of which is dependent upon the outcome of the petition against Fang and the negotiation between Fang and the convertible note holders.

In addition, based on currently available information, the Company expects to report a material weakness in the 2020 Form 20-F that it did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

The Company expects to file the 2020 Form 20-F within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Lili Chen	(+86 10)	5631-9106
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not expect any significant change in results of operations, and has disclosed the unaudited results of operations of the Company for the fiscal year ended December 31, 2020 in a press release dated March 12, 2021, which was furnished to the Commission on Form 6-K on March 15, 2021.

Forward-Looking Statements

This notification contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the pending winding-up petition against Fang and any related matters, and the Company’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking  statements. Potential risks and uncertainties include, without limitation, the impact of the Company’s business development strategies, the Company’s ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

China Index Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 3, 2021	By:	/s/ Yu Huang
		Name:	Yu Huang
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).